Exhibit 99.1

Procaps Group Receives Delisting Notice From Nasdaq

MIAMI, USA – BARRANQUILLA, COL – February 3, 2025 – Procaps Group, S.A. (NASDAQ: PROC) (“Procaps” or the “Company”), a leading integrated LatAm healthcare and pharmaceutical services company, today announced that the Company received a notice from The Nasdaq Stock Market LLC (“Nasdaq”) that it has determined to delist the Company’s ordinary shares on Nasdaq. The delisting is a result of the Company’s failure to demonstrate compliance with Nasdaq Listing Rules 5250(c)(1) and 5250(c)(2) for failing to file periodic and interim financial reports. As a result of the forgoing, the Company’s ordinary shares are expected to commence trading on the Expert Market operated by the OTC Markets Group, Inc. (“OTC”), commencing on February 4, 2025.

The transition of the Company’s ordinary shares to the OTC Expert Market is not expected to affect the Company’s business operations or its reporting requirements under the rules of the Securities and Exchange Commission (“SEC”).

About Procaps Group

Procaps Group, S.A. (“Procaps”) (NASDAQ: PROC) is a leading developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in the Americas and nearly 5,000 employees working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (OTC) pharmaceutical products, prescription pharmaceutical drugs (Rx), nutritional supplements, and high-potency clinical solutions.

For more information, visit www.procapsgroup.com or Procaps’ investor relations website investor.procapsgroup.com.

Investor Contact:

ir@procapsgroup.com

investor.procapsgroup.com

Forward-Looking Statements

This press release includes “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to revenues, earnings, performance, strategies, synergies, prospects, forecasts and other aspects of the businesses of Procaps are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by Procaps. Accordingly, forward-looking statements, including any projections or analysis, should not be viewed as factual and should not be relied upon as an accurate prediction of future results. The forward-looking statements contained in this press release are based on our current expectations and beliefs concerning future developments and their potential effects on Procaps. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties, including those included under the header “Risk Factors” in Procaps’ annual report on Form 20-F filed with the SEC, as well as Procaps’ other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.